As filed with the Securities and Exchange Commission on May 6, 2019
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
__________________
Griffin Capital Essential Asset REIT II, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A, Class AA, Class AAA, Class S, Class D, Class T, Class I, and Class E Common Stock, $0.001 par value per share
(Title of Class of Securities)

39818P 104 (Class A), 39818P 203 (Class AA), 39818P 302 (Class AAA), 39818P 401 (Class S), 39818P 500 (Class D), 39818P 609 (Class T), 39818P 708 (Class I), and 39818P 880 (Class E)
(CUSIP Number of Classes of Securities)

Michael J. Escalante
Chief Executive Officer
Griffin Capital Essential Asset REIT II, Inc.
1520 E. Grand Avenue
El Segundo, California 90245
(310) 469-6100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Howard S. Hirsch, Esq. Chief Legal Officer Griffin Capital Essential Asset REIT II, Inc. 1520 E. Grand Avenue El Segundo, California 90245 (310) 469-6100	Michael K. Rafter, Esq. Erin Reeves McGinnis, Esq. Nelson Mullins Riley & Scarborough LLP Atlantic Station 201 17th Street NW, Suite 1700 Atlanta, Georgia 30363 (404) 322-6000
______________________________________________________
CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$100,000,000 (a)	$12,120 (b)
(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $121.20 per million of the aggregate amount of cash offered by the Company.


Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Amount Previously Paid: $ N/A		Filing Party: N/A
Form or Registration No.: N/A		Date Filed: N/A
	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
	third-party tender offer subject to Rule 14d-1.
x	issuer tender offer subject to Rule 13e-4.
	going-private transaction subject to Rule 13e-3.
	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: 
	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation. (the “Company”) to purchase for cash up to $100 million in shares, or approximately 10,461,000 shares, of the Company’s Class A, Class AA, Class AAA, Class T, Class D, Class S, Class I and Class E common stock, par value $0.001 per share (collectively the “Shares”) subject to the Company’s ability to increase the amount of Shares accepted for payment in the offer by up to, but not more than, 2% of the dollar amount of Shares subject to the Company’s offer (resulting in a commensurate increase in the dollar amount of Shares by up to approximately $2 million in Shares, or approximately 209,000 Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $9.56 per Class A, Class AA or Class AAA Share, $9.66 per Class T Share, $9.64 per Class D Share, $9.65 per Class S Share, $9.64 per Class I Share, and $9.56 per Class E Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 2019, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated by reference.

Item 2. Subject Company Information.

(a)
The name of the issuer is Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 1520 E. Grand Avenue, El Segundo, CA 90245; (310) 469-6100.

(b)
This Schedule TO relates to the Class A, Class AA, Class AAA, Class T, Class D, Class S, Class I and Class E Shares of the Company, par value $0.001 per share. As of April 30, 2019, there were 25,844,449 shares of Class A common stock, 49,990,961 shares of Class AA common stock, 979,322 shares of Class AAA common stock, 228,101 shares of Class T common stock, 19,376 shares of Class D common stock, 281 shares of Class S common stock, 819,384 shares of Class I common stock, and 174,981,547 shares of Class E common stock of the Company issued and outstanding. The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

(c)
The information regarding the trading market and price of the Shares set forth in Section 13, “Certain Information About the Company – Net Asset Value”, of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
Griffin Capital Essential Asset REIT II, Inc., is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference.

The information set forth in Section 13, “Certain Information About the Company”, of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)
The information regarding the material terms of the transaction set forth in the Offer to Purchase in “Summary Term Sheet”; Section 1, “Price, Number of Shares; Expiration Date; Proration”; Section 2, “Procedures for Tendering Shares”; Section 3, “Amount of Tenders”; Section 4, “Withdrawal Rights”; Section 5, “Purchase and Payment for Tendered Shares”; Section 6, “Conditions of the Offer”; Section 7, “Extension of the Offer”; Section 8, “Purpose and Certain Effects of the Offer”; Section 9, “Treatment of Fractional Shares”; Section 10, “Use of Securities Acquired”; Section 11, “Plans and Proposals”; Section 12, “Source and Amount of Funds”; Section 13, “Certain Information About the Company”; Section 14, “Additional Information”; Section 15, “Certain Legal Matters; Regulatory Approvals”; Section 16, “Material U.S. Income Tax Consequences”; Section 17, “Recommendations”, and Section 18, ”Miscellaneous” are incorporated herein by reference. There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b)
None of the Company’s directors, executive officers or, to the Company’s knowledge, any of the Company’s affiliates intend to tender any of their Shares in the Offer. Therefore, the Offer will increase the proportional holdings of the Company’s directors, executive officers and the Company’s affiliates. See Section 13, “Certain Information About the Company”, of the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)
The information regarding the Company’s securities set forth in Section 13, “Certain Information About the Company – Recent Securities Transactions”, of the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(a)	The information regarding the purpose of the transaction set forth in Section 8, “Purpose and Certain Effects of the Offer”, of the Offer to Purchase is incorporated herein by reference.

(b)	The information regarding the treatment of Shares acquired pursuant to the Offer set forth in Section 10, “Use of Securities Acquired”, of the Offer to Purchase is incorporated herein by reference.

(c)	The information regarding any plans or proposals set forth in Section 11, “Plans and Proposals”, of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information regarding the source of funds set forth in Section 12, “Source and Amount of Funds”, of the Offer to Purchase is incorporated herein by reference.

(b)
There are no material conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(c)
A summary of the credit facility described in the information incorporated by reference to Item 7(a), borrowings under which will be used to fund the purchase of the Shares pursuant to the Offer, including the related fees and expense, is contained in Section 12, “Source and Amount of Funds”, of the Offer to Purchase and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)	– (b) The information set forth in Section 13, “Certain Information About the Company”, of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in Section 18, “Miscellaneous”, of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

(a)
-(b) Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1)
The information set forth in Section 13, “Certain Information About the Company”, of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to material information incorporated by reference to the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)	The information set forth in Section 15, “Certain Legal Matters; Regulatory Approvals”, of the Offer to Purchase is incorporated herein by reference.

(a)(3)    Not Applicable.

(a)(4)    Not Applicable.

(a)(5)    None.

(c)
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.

Dated: May 6, 2019	BY:	/s/ Michael J. Escalante
Michael J. Escalante
Chief Executive Officer

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated May 6, 2019

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form)

(a)(iii)*	Summary Advertisement, dated May 6, 2019

(b)(i)
Second Amended and Restated Credit Agreement dated April 30, 2019, incorporated by reference to Exhibit 10.3 of the Company's current report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(ii)	Guaranty Agreement with KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed May 1, 2019, Commission File No. 000-55605

(b)(iii)
Amended and Restated 2023 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(iv)	2024 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(v)	2026 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(vi)
Second Amended and Restated Revolving Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(vii)	Swingline Note with KeyBank dated April 30, 2019 incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(viii)	Schedule of Omitted Documents for KeyBank Loan, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(d)(i)
Registration Rights Agreement dated December 14, 2018, by and among GCEAR, the GCEAR Operating Partnership and GC LLC, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed on December 20, 2018, Commission File No. 000-54377

(d)(ii)	Amended and Restated Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 15, 2019, Commission File No. 000-55605

(d)(iii)
Amended and Restated Share Redemption Program effective as of July 5, 2018, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on June 5, 2018, Commission File No. 000-55605

(d)(iv)	Escalante Employment Agreement dated December 14, 2018, incorporated by reference to Exhibit 10.6 of GCEAR's Current Report on Form 8-K, filed on December 20, 2018, Commission File No. 000-54377

(d)(v)
Form of Employment Agreement for Other Officers dated December 14, 2018, incorporated by reference to Exhibit 10.7 of GCEAR's Current Report on Form 8-K, filed on December 20, 2018, Commission File No. 000-54377

(d)(vi)	Form of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.28 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(d)(vii)	Employee and Director Long-Term Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed on August 21, 2014, Commission File No. 333-194280

(d)(viii)	Director Compensation Plan, incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, filed on March 15, 2017, SEC File No. 000-55605

(d)(ix)
Griffin Capital Essential Asset REIT II, Inc.'s Employee and Director Long-Term Incentive Plan Form of Restricted Stock Agreement for Directors, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on March 15, 2017, Commission File No. 000-55605

(g)	None

(h)	None.
__________________
* Filed herewith.